UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment ____)*

Icon Energy Corp.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

Y4001C107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	Y4001C107

1	NAMES OF REPORTING PERSONS
Atlantis Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,105,441(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,105,441(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,105,441(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
85.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This amount includes 6,905,441 Common Shares, par value $0.001 per share, of Icon Energy Corp. (“Common Shares”) that may be deemed to be beneficially owned by the Reporting Person as of the date of the event which requires the filing of this statement, issuable upon the hypothetical conversion of 15,000 9.00% Series A Cumulative Convertible Perpetual Preferred Shares of Icon Energy Corp. (“Series A Preferred Shares”). All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.

(2)
This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 8,355,441 Common Shares outstanding, which consists of (i) 1,450,000 Common Shares outstanding plus (ii) 6,905,441 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of the date of the event which requires the filing of this statement.

Page 2 of 8 pages

CUSIP No	Y4001C107

1	NAMES OF REPORTING PERSONS
Ismini Panagiotidi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,105,441(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,105,441(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,105,441(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
85.0%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 6,905,441 Common Shares that may be deemed to be beneficially owned by the Reporting Person as of the date of the event which requires the filing of this statement, issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares. All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.

(2)
This percentage is calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 8,355,441 Common Shares outstanding, which consists of (i) 1,450,000 Common Shares outstanding plus (ii) 6,905,441 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of the date of the event which requires the filing of this statement.

Page 3 of 8 pages

CUSIP No	Y4001C107

Item 1.	(a).	Name of issuer:

Icon Energy Corp. (the “Issuer”)

(b).	Address of issuer’s principal executive offices:

c/o Pavimar Shipping Co., 17th km National Road, Athens-Lama & Foinikos Str. 14564, Nea Kifissia, Athens, Greece

Item 2.	(a).	Name of person filing:
Atlantis Holding Corp. Ismini Panagiotidi

(b).	Address of principal business office, or if none, residence:

Atlantis Holding Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lama & Foinikos Str.
14564, Nea Kifissia,
Athens, Greece

Ismini Panagiotidi
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lama & Foinikos Str.
14564, Nea Kifissia,
Athens, Greece

(c).	Citizenship:

Atlantis Holding Corp. – Republic of the Marshall Islands Ismini Panagiotidi – Greece

(d).	Title of class of securities:

Common Shares, par value $0.001 per share

(e).	CUSIP No.:

Y4001C107

Page 4 of 8 pages

CUSIP No	Y4001C107

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Atlantis Holding Corp. – 7,105,441
Ismini Panagiotidi – 7,105,441

The amount of beneficially owned Common Shares for each Reporting Person includes 6,905,441 Common Shares that may be deemed to be beneficially owned by each Reporting Person as of the date of the event which requires the filing of this statement, issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares. All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares commencing July 16, 2025 and until July 15, 2032.

(b) Percent of class:

Atlantis Holding Corp. – 85.0%
Ismini Panagiotidi – 85.0%

The percentages are calculated pursuant to Rule 13d-3(d)(1)(i) using a figure of 8,355,441 Common Shares outstanding, which consists of (i) 1,450,000 Common Shares outstanding plus (ii) 6,905,441 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of the date of the event which requires the filing of this statement.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote.

Atlantis Holding Corp. – 0
Ismini Panagiotidi – 0

(ii) Shared power to vote or to direct the vote.

Atlantis Holding Corp. – 7,105,441
Ismini Panagiotidi – 7,105,441

(iii) Sole power to dispose or to direct the disposition of.

Atlantis Holding Corp. – 0
Ismini Panagiotidi – 0

(iv) Shared power to dispose or to direct the disposition of.

Atlantis Holding Corp. – 7,105,441
Ismini Panagiotidi – 7,105,441

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Page 5 of 8 pages

CUSIP No	Y4001C107

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.	Certifications.

Not Applicable.

Page 6 of 8 pages

CUSIP No	Y4001C107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

ATLANTIS HOLDING CORP.*

	By:	/s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi
	Title:	President and Sole Director

ISMINI PANAGIOTIDI*

/s/ Ismini Panagiotidi

*  The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of its or her pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 7 of 8 pages

CUSIP No	Y4001C107
Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby consents and agrees to the joint filing of this Schedule 13G, including any amendment thereto, relating to the Common Shares, par value $0.001 per share, of Icon Energy Corp.

Date: November 14, 2024
ATLANTIS HOLDING CORP.

	By	: /s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi
	Title:	President and Sole Director

ISMINI PANAGIOTIDI

/s/ Ismini Panagiotidi

Page 8 of 8 pages